UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUN ACQUISITION CO.

(Offeror)

MALLINCKRODT PUBLIC LIMITED COMPANY

(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Mark Casey, Esq.

General Counsel

Mallinckrodt plc

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042

United States

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,219,044,854.48	$151,771.08

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 47,313,056 shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), outstanding multiplied by the offer price of $18.00 per Sucampo Share, (ii) 5,197,648 Sucampo Shares issuable pursuant to outstanding Sucampo stock options with an exercise price less than the offer price of $18.00 per Share, multiplied by $7.01, which is the offer price of $18.00 per Sucampo Share minus the weighted average exercise price for such options of $10.99 per Sucampo Share, (iii) 308,353 Sucampo Shares issuable pursuant to outstanding restricted stock units and performance stock awards (in the case of performance stock awards, assuming performance at “target” levels) multiplied by the offer price of $18.00 per Sucampo Share, and (iv) 18,079,110 Sucampo Shares deliverable upon the conversion of Sucampo’s outstanding 3.25% Convertible Senior Notes due 2021 (the “Notes”), to the extent the Notes are convertible in accordance with their terms into Sucampo Shares prior to the expiration of the Offer, multiplied by the offer price of $18.00 per Sucampo Share. The calculation of the filing fee is based on information provided by Sucampo as of January 9, 2018.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the Transaction Valuation by 0.00012450.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$151,771.08	Filing Party:	Sun Acquisition Co. and Mallinckrodt plc

Form or Registration No.:	Schedule TO	Date Filed:	January 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mallinckrodt plc, an Irish public limited company (“Parent”), and Sun Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the U.S. Securities and Exchange Commission on January 16, 2018 (together with all subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), at a price of $18.00 per Sucampo Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 16, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9; Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

Completion of the Offer and the Merger

The Offer and all withdrawal rights thereunder expired 8:00 a.m., Eastern time, on February 13, 2018. The Depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the Offer, an aggregate of 39,158,848 Sucampo Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 83% of the Sucampo Shares then outstanding. Purchaser accepted for payment all Sucampo Shares that were validly tendered and not validly withdrawn pursuant to the Offer as of the expiration of the Offer, and payment of the Offer Price for such shares will be promptly made by the Depositary.

Following completion of the Offer, Parent and Purchaser consummated the merger of Purchaser with and into Sucampo, with Sucampo continuing as the Surviving Corporation, pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. In the Merger, each Sucampo Share outstanding immediately prior to the effective time of the Merger (other than Sucampo Shares held (i) by Sucampo (including any held in Sucampo’s treasury) or by Parent or Purchaser, which Sucampo Shares were canceled and have ceased to exist, (ii) by any wholly owned subsidiary of Sucampo or any wholly owned subsidiary of Parent (other than Purchaser), which Sucampo Shares were be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Sucampo stockholders who validly exercise appraisal rights under Delaware law with respect to such Sucampo Shares) were automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.

Upon completion of the Merger, Sucampo became a wholly owned subsidiary of Parent. All Sucampo Shares will be delisted from the NASDAQ Global Stock Market.

A copy of the press release issued by Parent on February 13, 2018 announcing the completion of the Offer and the Merger is filed as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.

New Term Loan

On February 13, 2018, in connection with the Merger, MIFSA and Mallinckrodt CB LLC (“MCB”), each of which is a subsidiary of Parent, entered into a $600 million senior secured term loan facility (the “New Term Loan”). The New Term Loan is an incremental facility under the Parent Credit Agreement. The New Term Loan is governed by the Parent Credit Agreement and an Incremental Assumption Agreement No. 4 (the “IAA”), dated as of February 13, 2018, among Parent, MIFSA, MCB, the other subsidiaries of Parent party thereto, the lenders party thereto and Deutsche Bank AG New York Branch, as administrative agent.

The New Term Loan bears interest, at the option of the borrowers thereunder, at a rate equal to adjusted LIBOR, subject to a floor of 0.75%, plus a spread equal to 3.00%, or an alternate base rate, subject to a floor of 1.75%, plus a spread equal to 2.00%. Interest on the New Term Loan is payable at the end of each interest period, but in no event less frequently than quarterly.

The New Term Loan has similar terms to the term loans incurred under the Parent Credit Agreement on February 28, 2017 (the “2017 Term Loans”) (other than with respect to the maturity date, the applicable interest rate, and prepayment premiums in respect of certain voluntary prepayments). The New Term Loan will be guaranteed by, and secured by the assets of, Parent and the same subsidiaries of Parent which guarantee the 2017 Term Loans.

The New Term Loan matures on February 24, 2025. Amounts outstanding under the New Term Loan may be prepaid at any time, subject, under certain circumstances, to a 1.00% prepayment premium.

The foregoing summary of the New Term Loan is not complete and is qualified in its entirety by reference to the IAA and the Parent Credit Agreement, which are filed as Exhibits (b)(3) and (b)(4), respectively, to the Schedule TO and incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(I)	Press Release of Mallinckrodt plc, dated February 13, 2018.

(b)(3)	Incremental Assumption Agreement No. 4, dated as of February 13, 2018, by and among Mallinckrodt plc, Mallinckrodt International Finance, S.A., Mallinckrodt CB LLC, the other subsidiaries of Mallinckrodt plc party thereto and Deutsche Bank AG New York Branch, as administrative agent.

(b)(4)	Credit Agreement, dated as of March 19, 2014, by and among Mallinckrodt plc, Mallinckrodt International Finance, S.A., Mallinckrodt CB LLC, the lenders party thereto from time to time and Deutsche Bank AG New York, as administrative agent, as amended by the Incremental Assumption Agreement No. 1, dated as of August 14, 2014, the Refinancing Amendment No. 1 and Incremental Assumption Agreement No. 2, dated as of August 28, 2015, and the Refinancing Amendment No. 2 and Incremental Assumption Agreement No. 3, dated as of February 28, 2017 (incorporated by reference to Annex A to Exhibit 10.1 to Mallinckrodt plc’s Current Report on Form 8-K filed with the SEC on March 1, 2017).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

SUN ACQUISITION CO.

By:	/s/ Kathleen A. Schaefer
Name: Kathleen A. Schaefer
Title: President

MALLINCKRODT PUBLIC LIMITED COMPANY

By:	/s/ Stephanie D. Miller
Name: Stephanie D. Miller
Title: Vice President, Corporate Secretary and International Legal

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Joint Press Release of Mallinckrodt plc and Sucampo Pharmaceuticals, Inc., dated December 26, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(a)(1)(F)	Investor Presentation of Mallinckrodt plc, dated December 26 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(a)(1)(G)	Summary Advertisement as published in The New York Times on January 16, 2018.*

(a)(1)(H)	Tender Offer Q&A of Mallinckrodt plc, dated January 16, 2018.*

(a)(1)(I)	Press Release of Mallinckrodt plc, dated February 13, 2018.

(b)(1)	Commitment Letter, dated as of December 23, 2017, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Mallinckrodt International Finance S.A.*

(b)(2)	Joinder Agreement, dated as of January 5, 2018, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Barclays Bank PLC, Citigroup Global Markets Inc., Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Mizuho Bank, Ltd., PNC Bank, National Association, PNC Capital Markets LLC and Mallinckrodt International Finance S.A.*

(b)(3)	Incremental Assumption Agreement No. 4, dated as of February 13, 2018, by and among Mallinckrodt plc, Mallinckrodt International Finance, S.A., Mallinckrodt CB LLC, the other subsidiaries of Mallinckrodt plc party thereto and Deutsche Bank AG New York Branch, as administrative agent.

(b)(4)	Credit Agreement, dated as of March 19, 2014, by and among Mallinckrodt plc, Mallinckrodt International Finance, S.A., Mallinckrodt CB LLC, the lenders party thereto from time to time and Deutsche Bank AG New York, as administrative agent, as amended by the Incremental Assumption Agreement No. 1, dated as of August 14, 2014, the Refinancing Amendment No. 1 and Incremental Assumption Agreement No. 2, dated as of August 28, 2015, and the Refinancing Amendment No. 2 and Incremental Assumption Agreement No. 3, dated as of February 28, 2017 (incorporated by reference to Annex A to Exhibit 10.1 to Mallinckrodt plc’s Current Report on Form 8-K filed with the SEC on March 1, 2017).*

(d)(1)	Agreement and Plan of Merger, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and Sucampo Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(d)(2)	Tender and Support Agreement, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(g)	None.

(h)	None.

*	Previously filed.